NEWS RELEASE

TSX Trading Symbol: BZA
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AMERICAN BONANZA PHASE I DRILLING SUCCESS AT NORTHSHORE

February 22, 2007 - American Bonanza Gold Corp. ("Bonanza") reports that Phase I drilling is complete at the wholly owned Northshore property in Ontario. The current drilling program consists of 11 NQ core holes with a combined length of 3,145 meters (10,318 feet). Assay results confirm the discovery of several new mineralized quartz veins to the north and extend the down dip projection of previously known gold zones drilled by Noranda Inc. and Cyprus Minerals during the 1990s.

Initial Phase I drill results were disclosed on December 13, 2006, and are highlighted by drill hole NS-06-03 containing 1.2 meters grading 43.5 grams per tonne gold (1.27 ounce per ton). Current drill hole NS-06-8 intercepted 1.0 meter grading 10.29 grams per tonne gold (0.30 ounces per ton) and 1.0 meter grading 3.26 grams per tonne gold (0.1 ounces per ton). NS-06-08 encountered these gold horizons 200 meters below previously drilled mineralization, representing a down dip extension of these veins. Drill hole NS-06-10 intercepted 1.0 meter grading 4.05 grams per tonne gold (0.12 ounces per ton) in a vein located 500 meters to the north of known mineralization. Numerous lower grade intercepts demonstrating the prolific nature of gold/quartz veining on the property are shown in the table below.

Northshore Drill Hole Summary
Hole ID	From (m)	To (m)	Intercept (m)	Gold (g/t)	Gold (Oz/t)
NS-06-05	30	32	2.0	1.17	0.03
	170	173	3.0	2.35	0.07
	182	183	1.0	1.79	0.05
	184	188	4.0	1.07	0.03
	191	192	1.0	2.29	0.07
NS-06-07	55	56	1.0	1.41	0.04
	118	120	2.0	1.05	0.03
NS-06-08	154	155	1.0	1.63	0.05
	208	209	1.0	1.08	0.03
	234.22	234.49	0.27	5.95	0.17
	244	245	1.0	1.23	0.04
	247	248	1.0	3.26	0.10
	252	253	1.0	10.29	0.30
NS-06-09	111.5	115	3.5	1.4	0.04
	140	144	4.0	1.04	0.03
	180	181	1.0	1.22	0.04
	189	190	1.0	1.96	0.06
	196	197	1.0	1.19	0.03
	294	294.1	0.1	1.63	0.05
NS-06-10	103	104	1.0	1.64	0.05
	116	117	1.0	1.59	0.05
	152	153	1.0	4.05	0.12
	221	223	2.0	1.8	0.05

Bonanza’s geologists are encouraged by the fact that only 2 of the 11 holes drilled during Phase I (NS-06-6 & 11) did not contain significant gold mineralization or quartz veining. Bonanza plans to continue drilling the Northshore property later in 2007 upon completion of a geologic evaluation of all drill hole data. The (Phase II) 2007 drilling will be designed to follow up on the new high grade intercepts to the north and strong mineralization encountered down dip from old drilling.

The holes reported here are angled towards veins of near vertical dip and the intercepts reported here represent drill hole length through the vein not true width. Assays of split core were completed by Accurassay in Thunder Bay, Ontario. A drill hole location map can be viewed on Bonanza’s web site at http://www.americanbonanza.com/i/maps/NR2-2-07Model.jpg.

Northshore is located within the Schreiber-Hemlo greenstone belt of the Archean Superior Province. The property has similar metasedimentary and metavolcanic rocks as the 22 million ounce Hemlo gold mining district, and is 70 kilometers on trend to the west of Hemlo.

The qualified person who is responsible for the review and preparation of the technical information in this press release is Robert Hawkins, Bonzanza’s Vice President, Exploration. Mr. Hawkins is a qualified person as defined by National Instrument 43-101 guidelines.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their world class gold production and stable political climates. Bonanza is advancing both its high grade Copperstone gold property in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Longview Capital Partners
Attention:   Michael Rodger
Phone:   604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com